CUSIP No. - 45173A

13D

Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

iGambit Inc.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

45173A103

(CUSIP Number)

Rory T. Welch

235 Sunset Drive

Northfield, Illinois 60093

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

November 4, 2015

(Date of Event which Requires Filing of this Statement)

If  the  filing  person  has  previously  filed  a  statement  on  Schedule  13G  to  report  the  acquisition that  is  the  subject  of  this  Schedule  13D,  and  is  filing  this  schedule  because  of  §§240.13d-1(e),

240.13d-1(f) or 240.13d-1(g), check the following box. [__]

Note:  Schedules  filed  in  paper  format  shall  include  a  signed  original  and  five  copies  of  the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. - 45173A

13D

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1

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Rory T. Welch

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)



(b)



3

SEC USE ONLY

4

SOURCE OF FUNDS*

OO

5

CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT

TO ITEMS 2(d) OR 2(e)



6

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

7

SOLE VOTING POWER

NUMBER OF SHARES

10,000,000 shares

BENEFICIALLY

8

SHARED VOTING POWER

OWNED BY

0 shares

EACH

9

SOLE DISPOSITIVE POWER

REPORTING

PERSON

10,000,000 shares

WITH

10

SHARED DISPOSITIVE POWER

0 shares

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000,000 shares

12

CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES  CERTAIN

SHARES*



13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.2%

14

TYPE OF REPORTING PERSON*

IN

CUSIP No. - 45173A

13D

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Item 1:     Security and Issuer.

This  statement  relates  to  shares  of  common  stock,  par  value  $0.001  per  share,  of  iGambit  Inc.

(the  “Company”),  whose  principal  address  is  1050  W.  Jericho  Tpke,  Suite  A,  Smithtown,  New

York 11787.

Item 2:     Identity and Background.

(a)

Rory T. Welch

(b)

235 Sunset Drive, Northfield, Illinois 60093

(c)

Mr.  Welch  is  the  Chief  Executive  Officer,  and  President  of  Wala,  Inc.  doing business  as  ArcMail  Technology,  which  is  located  at  1324  N,  Hearne  Avenue,

Shreveport, LA 71107.

(d)

During  the  last  five  (5)  years  Mr.  Welch  was  not  convicted  of  any  criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five  (5)  years  Mr.  Welch was not  a party to a  civil  proceeding of a judicial  or  administrative  body  of  competent  jurisdiction,  the  result  of  which  was to  have  him  be  subject  to  a  judgment,  decree  or  final  order  enjoining  future violations  of,  or  prohibiting  or  mandating  activities  subject  to,  federal  or  state securities laws or finding any violation with respect to such laws.

(f)

United States.

Item 3:     Source or Amount of Funds or Other Consideration.

On   November   4,   2015   (the   “Effective   Time”),   the   Company,   consummated   the

Acquisition  of  Wala,  Inc.  doing  business  as  ArcMail  Technology  (“ArcMail”)  in  accordance with  a  Stock  Purchase  Agreement  (the  “Purchase  Agreement”)  by  and  among  ArcMail,  Rory  T.

Welch  (the  “Seller”)  and  the  Company,  with  ArcMail  becoming  a  wholly  owned  subsidiary  of the Company.

Pursuant  to  the  Stock  Purchase,  at  the  Effective  Time,  the  total  consideration  paid  by the

Company  for  the  outstanding  capital  stock  of  ArcMail  was  11,500,000  shares  of  the  Company’s common stock composed of:

(1)  10,000,000 shares of the Company’s common stock issued to Mr. Welch, and

(2)  1,500,000   shares   of   the   Company’s   common   stock   was   issued   to   Mr.   Welch’s

designee.

The  Purchase  Agreement  is  incorporated  by  reference  in  this  filing  in  Exhibit  1  and  any references  to  or  descriptions  of  the  Acquisition  and  the  Purchaser  Agreement  are  qualified  in their  entirety  by  reference  to  the  full  text  of  the  Purchase  Agreement,  which  is  incorporated  by reference herein in its entirety where such references or descriptions appear.

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13D

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Item 4:     Purpose of the Transaction.

The  information  contained  in  Item 3  above  is  hereby  incorporated  by  reference.  Except  as provided  in  the  Purchase  Agreement  and  except  for  securities  of  the  Company  that  Mr. Welch may  receive  in  connection  with  his  service  as  the  Chief  Executive  Officer  and  President  of

ArcMail,  there  are  no   other  current  plans   or  proposals   with  respect  to  any  of  the  actions

described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5:     Interest in Securities of the Issuer.

(a)

Mr.   Welch   is   the   beneficial   owner   of   10,000,000   shares   of   the   Company’s

common   stock,   representing   25.2%   of   the   issued   and   outstanding   shares   of

Company   common   stock   based   on   39,683,990   shares   of   common   stock

outstanding as of November 19, 2015.

(b)

Mr. Welch has the sole power to vote and the sole power to dispose of 10,000,000 shares  of  the  Company’s  common  stock,  provided  that  the  information  contained in Item 5(d) below is hereby incorporated by reference.

(c)

Mr.  Welch  has  not  effected  any  other  transaction  with  the  Company’s  common stock during the past 60 days.

(d)

The  Company  has  a  first  priority  security  interest  in  1,000,000  of  Mr.  Welch’s shares  (the  “Holdback  Stock”)  of  common  stock  of  the  Company  pursuant  to  the terms and conditions of the Purchase Agreement.  Certain Noteholders (as defined

in   the   Purchase   Agreement)   have   a   second   priority   security   interest   in   the

Holdback  Stock  as  well  as   a  first  priority  security  interest  in  the  remaining

9,000,000  shares  of  common  stock  of  the  Company  as  further  described  in  a certain  Escrow  Agreement  (the  “Escrow  Agreement”)  dated  as  of  November  4,

2015,  by  and  between  the  Noteholders  and  iGambit.   Other  than  the  Noteholders

and  the  Company,  no  other  person  has  the  right  to  receive  or  the  power  to  direct the  receipt  of  dividends  from,  or  the  proceeds  from  the  sale  of,  the  10,000,000 shares of the Company’s common stock.

The Escrow Agreement  is incorporated by reference in this filing in Exhibit  2 and any  references  to  or  descriptions  of  the  Escrow  Agreement  are  qualified  in  their

entirety   by   reference   to   the   full   text   of   the   Escrow   Agreement,   which   is

incorporated   by   reference   herein   in   its   entirety   where   such   references   or

descriptions appear.

(e)

Not applicable.

25784 v_01 \ 120453.0002

CUSIP No. - None

13D

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Item 6:     Contracts,   Arrangements,   Understandings   or   Relationships   with   Respect   to

Securities of the Issuer.

Other  than  as  disclosed  in  Item  5(d)  above,  there  are  no  contracts,  arrangements,  understandings or  relationships  between  Mr.  Welch  and  any  other  parties  with  respect  to  the  securities  of  the

Company.

Item 7:     Material to be filed as Exhibits.

Exhibit 1

Stock   Purchase   Agreement   by   and   among   iGambit,   Inc.,   Wala,   Inc.   doing

business   as   ArcMail   Technology   and   Rory   T.   Welch,   dated   as   of   November   4,   2015

(incorporated  by  reference  to  Exhibit  2.1  to  the  Current  Report  on  Form  8-K  filed  by  iGambit

Inc. on November 10, 2015).

Exhibit 2

Escrow  Agreement  by  and  among  iGambit,  Inc.  and  certain   Noteholders  (as

therein described), dated as of November 4, 2015.

25784 v_01 \ 120453.0002

CUSIP No. - 45173A

13D

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SIGNATURE

After  reasonable  inquiry  and  to  the  best  of  my  knowledge  and  belief,  I  certify  that  the information set forth in this statement is true, complete and correct.

Date:  December 14, 2015

By:  /s/ Rory T. Welch

Rory T. Welch